AM 3/17/03

VF 3-14-03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 4 2003

DIVISION OF MARKET REGULATION

UNITE
SECURITIES AND E)
Washingtc

03012737

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KORY ASSOCIATES L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4041 PICARDY DRIVE
(No. and Street)

NORTHBROOK	ILLINOIS	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SIDNEY AZRILIANT 212-869-8223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44TH STREET	SUITE 1100	NEW YORK	NY	10036
(Address)	(City)	(State)		(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

3/21

RECEIVED

OATH OR AFFIRMATION

I, RONALD KORY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KORY ASSOCIATES, L.P., as of DECEMBER 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Internal control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW KIRWIN
NOTARY PUBLIC, State of New York
No. 02KI5009982
Qualified in New York County
Commission Expires March 22, 2003

KORY ASSOCIATES, L.P.
(A Limited Partnership)

Audited Financial Statements

For the Year Ended December 31, 2002

SIDNEY W. AZRILIANT, CPA, P.C.

INDEX

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 21, 2003

Independent Auditor's Report

The Partners
KORY ASSOCIATES, L.P.

We have audited the accompanying statement of financial condition of KORY ASSOCIATES, L.P. as of December 31, 2002 and the related statements of operations, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KORY ASSOCIATES, L.P. as of December 31, 2002, its statement of operations, partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
Due from broker	$ 1,549,986
Securities at market value (Notes 1 & 2)	1,671,953
Preferred Stock – not marketable	15,000
TOTAL ASSETS	$ 3,236,939
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Securities sold but not yet purchased (Note 2)	$ 677,130
Accrued pension payable	40,000
TOTAL LIABILITIES	717,130
Partners' Capital Accounts	2,519,809
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$ 3,236,939

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Gross Income		
Net security dealer trading income		
- marked to market	$	858,430
Interest and Dividend income		20,107
Clearance adjustments		13,403
Total Gross Income		891,940
Expenses		
Rent		17,380
Depreciation		3,456
Insurance		518
Miscellaneous expenses		38,878
Professional fees		26,080
Taxes		2,908
Pension expense		40,000
Brokerage and clearance charges		22,550
Regulatory fees		4,203
Total Expenses		155,973
NET INCOME	**$**	**735,967**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

KORY ASSOCIATES, L.P.

(A Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance - January 1, 2002	$2,794,842
Net Income (Exhibit B)	735,967
Withdrawal by partners	(1,011,000)
BALANCE - DECEMBER 31, 2002	**$2,519,809**

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

KORY ASSOCIATES, L.P.
(A Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash increase from operations (Exhibit B)			$ 735,967
Adjustment to reconcile net income to net cash by operating activities:			0
Net cash provided by operations			735,967
Net change in assets and liabilities for year:			
	Increase to cash	Decrease to cash	
Increase in securities at market value		$ 282,542	
Decrease in accrued dividends receivables	$ 100		
Decrease in securities sold But not yet purchased		400,421	
Decrease due from broker	952,896		
Increase accrued pension	5,000		
	$ 957,996	$ 682,963	275,033
Cash flows from investing activities			0
Cash flows from financing activities			0
Net cash withdrawals by partners – Exhibit "C"			(1,011,000)
NET CASH CHANGE			$ 0

Supplemental disclosure of cash flow information.
Interest expense was $0

KORY ASSOCIATES, L.P.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

The Limited Partnership is an Operating Broker Dealer and is a market maker in options and securities.

1. Securities transactions of the Partnership are recorded on a trade date basis.

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

The indirect method was used for preparing the statement of cash flow.

2. Securities Owned and Securities Sold but not yet purchased.
Marketable securities owned and sold but not yet purchased consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$1,671,953	$ 677,130
Non-marketable pfd stocks	15,000	
Total	$1,686,953	$ 677,130

3. Income Taxes
Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO	
KORY ASSOCIATES LP	13	8-39149	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)		FIRM ID NO	
4041 PICARDY DRIVE (No. and Street)	20	222861893	15
NORTHBROOK (City) [21] IL (State) [22] 60062 (Zip Code)	23	FOR PERIOD BEGINNING (MM/DD/YY) 10/1/02	24
		AND ENDING (MM/DD/YY) 12/31/02	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code)---Telephone No.	
SIDNEY AZRILIANT	30	212/869-8220	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	32	OFFICIAL USE	33

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20____

Manual signatures of:

1) ______________________________

Principal Executive Officer of Managing Partner

2) ______________________________

Principal Financial Officer or Partner

3) ______________________________

Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY)	12/31/2002	99
SEC FILE NO.	8-39149	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 0	200			$ 0	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivables from non-customers	1,549,986	355	0	600	1,549,986	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	1,671,953	424				
E. Spot commodities	0	430			1,671,953	850
5. Securities and/or other investments not readily marketable:						
A. At cost $0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes: market value of collateral:	0	470	15,000	640	15,000	890
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost		**	0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease aggrements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 3,221,939	540	$ 15,000	740	$ 3,236,939	940

** - Fill in memberships owned at cost. Exclude CBT and CME memberships

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			677,130	1360	677,130	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	40,000	1385	40,000	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value from outsiders $0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 0	1230	$ 717,130	1450	$ 717,130	1760

Ownership Equity

21. Sole proprietorship			$ 0	1770
22. Partnership (limited partners)	$ 2,519,808	1020	2,519,809	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 2,519,809	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 3,236,939	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 2,519,809	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			2,519,809	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			2,519,809	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 15,000	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(15,000)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			2,504,809	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	256,396	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(256,396)	3740
10. Net Capital			$ 2,248,413	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 2,148,413	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 2,248,413	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP

For the period from	10/01/2002	3932	to 12/31/2002	3933
Number of months included in this statement			3	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			292,906	3945
b. From all other trading			0	3949
c. Total gain (loss)			292,906	3950
3. Gains or losses on firm securities investment accounts			5,770	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			0	3995
9. Total revenue			$ 298,676	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			0	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			754	4195
15. Other expenses			75,673	4100
16. Total expenses			$ 76,427	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 222,249	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 222,249	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 45,506	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: KORY ASSOCIATES LP

For the period from 10/ 1/2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,708,560	4240
A. Net income (loss)			222,249	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(411,000)	4270
2. Balance, end of period (From item 1800)			$ 2,519,809	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1		0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained		0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm	4335	0	4570
D. (k) (3) - Exempted by order of the Commission		0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KORY ASSOCIATES LP **as of:** 12/31/2002

EXCHANGE SUPPLEMENTARY INFORMATION

1.	Capital to be withdrawn within 6 months	0	8000
2.	Subordinated Debt maturing within 6 months	0	8010
3.	Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4.	Amount of Customer Risk Maintenance Margin Requirement	0	8030
5.	Amount of Noncustomer Risk Maintenance Margin Requirement	0	8040
6.	Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete the following:

7.	Number of Associated Persons	0	8100
8.	Number of Branch Offices	0	8110
9.	Number of Guaranteed Introducing Brokers	0	8120
10.	Number of Guaranteed Introducing Broker Branch Offices	0	8130

General Comments:

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: KORY ASSOCIATES LP		**as of:** December 31, 2002

STATEMENT DETAILS

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 21, 2003

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
KORY ASSOCIATES, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of KORY ASSOCIATES, L.P. for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries; and

2. The SIPC assessment for 2002 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KORY ASSOCIATES, L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 21, 2003

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
KORY ASSOCIATES, L.P.

In planning and performing our audit of the consolidated financial statements of Kory Associates, L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.